SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 9, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q17 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2017

Buenos Aires, Argentina, August 9, 2017 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2017 (“2Q17”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

•   The Bank’s net income totaled Ps.2.0 billion in 2Q17. This result was 14% higher than the Ps.1.8 billion posted in the first quarter of 2017 (“1Q17”) and 12% higher than a year ago. In 2Q17, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 30.7% and 4.7%, respectively.

•   In 2Q17, Banco Macro’s financing to the private sector grew 12% or Ps.11.3 billion quarter over quarter (“QoQ”) totaling Ps.105.2 billion and increased 49% or Ps.34.5 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Documents and Others stand out, which grew 15% and 30% QoQ, respectively. Meanwhile within consumer loans, personal loans and credit cards rose 12% and 5% QoQ, respectively.

•   In 2Q17, the accumulated efficiency ratio reached 45.0%, lower than the 47.0% posted in 1Q17 and the 46.3% in 2Q16. Net fee income over administrative expenses was 57.7%, higher than the 56.2% registered in the previous quarter and the 53.4% in 2Q16.

•   In 2Q17, Banco Macro’s total deposits grew 7% QoQ, totaling Ps.123.7 billion and representing 81% of the Bank’s total liabilities. Private sector deposits grew 10% QoQ.

•   Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.28.8 billion (post Primary Follow-On Equity Offering) and 26.3% regulatory capitalization ratio – Basel III) In addition, the Bank’s liquid assets remained at an adequate level, reaching 53.2% of its total deposits in 2Q17.

•   In 2Q17, the Bank’s non-performing to total financing ratio was 1.27% and the coverage ratio reached 168.08%.

2Q17 Earnings Release Conference Call Thursday, August 10, 2017 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager Nicolás A. Torres Investor Relations

To participate, please dial: Argentina Toll Free: (0800) 444 2930 Participants Dial In (Toll Free): +1 (844) 839 2185 Participants International Dial In: +1 (412) 317 2506	Webcast Replay: click here Available from 08/10/2017 through 08/24/2017	Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

Conference ID: Banco Macro

Webcast: click here

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (General Manager) and Jorge Scarinci (Finance and IR Manager).

2Q17 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q17 Earnings Release

Results

Earnings per outstanding share were Ps.3.40 in 2Q17, 13% higher than in 1Q17 and 10% hihger than 2Q17.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Net income (M $)	1,805.3	1,632.6	1,695.3	1,764.0	2,015.3	14%	12%
Average # of shares outstanding (M)	584.5	584.5	584.5	584.5	593.5	2%	2%
Book value per avg. Outstanding share ($)	32.13	34.92	37.82	40.84	60.40	48%	88%
Shares Outstanding (M)	584.5	584.5	584.5	584.5	658.5	13%	13%
Earnings per avg. outstanding share ($)	3.09	2.79	2.90	3.02	3.40	13%	10%

Book value per avg. issued ADS (USD)	21.53	22.88	23.86	26.55	36.39	37%	69%
Earnings per avg. outstanding ADS (USD)	2.07	1.83	1.83	1.96	2.05	4%	-1%

On July 13, 2017 the International Underwriters suscribed 11,099,993 million Class B ordinary shares (greenshoe option). Total Outstanding shares as of July 13, 2017: 669,663,021

Banco Macro’s 2Q17 net income of Ps.2.0 billion was 14% or Ps.251 million higher than the previous quarter and 12% or Ps.210 million higher YoY.

The operating result for 2Q17 was Ps.3.5 billion, increasing 18% or Ps.549 million QoQ and 31% or Ps.840 million higher than the result posted in 2Q16. Had Income from government and private securities and income on guaranteed loans and in CER adjustments been excluded, operating result would have been 3% higher than the 1Q17 and 254% higher than the result posted a year ago.

It is important to emphasize that this result was obtained with a leverage of 5.2x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Net financial income	4,154.9	3,972.2	4,242.1	4,640.4	5,244.8	13%	26%
Provision for loan losses	-298.5	-242.4	-354.0	-361.4	-469.0	30%	57%
Net fee income	1,272.6	1,398.0	1,532.2	1,667.0	1,800.2	8%	41%
	5,129.0	5,127.8	5,420.3	5,946.0	6,576.0	11%	28%
Administrative expenses	-2,437.0	-2,598.0	-2,814.8	-2,963.5	-3,044.2	3%	25%
Operating result	2,692.0	2,529.8	2,605.5	2,982.5	3,531.8	18%	31%
Minority interest in subsidiaries	-14.7	-12.6	-16.7	-15.8	-19.1	21%	30%
Net other income	100.2	17.4	-52.7	-0.8	-189.0	23525%	-289%
Net income before income tax	2,777.5	2,534.6	2,536.1	2,965.9	3,323.7	12%	20%
Income tax	-972.2	-902.0	-840.8	-1,201.9	-1,308.4	9%	35%
NET INCOME	1,805.3	1,632.6	1,695.3	1,764.0	2,015.3	14%	12%

The Bank’s 2Q17 financial income totaled Ps.8.4 billion, 10% or Ps.754 million higher than in 1Q17 and 11% higher (Ps.824 million) YoY.

Interest on loans represented 77% of total financial income in 2Q17. Interest on loans was 6% or Ps.363 million higher than 1Q17s level due to a 11% increase in the average volume of the loan portfolio and a decrease in the average interest lending rates of 130bp. On an annual basis, interest on loans grew 21% or Ps.1.1 billion.

3

2Q17 Earnings Release

In 2Q17, net income from government and private securities increased 57% or Ps.492 million QoQ, mainly due to higher LEBCAs volume and income; however this increase in LEBACs result was offset by a decrease in income from Other Government and Private Securities. On an annual basis, net income from government and private securities decreased 32% or Ps.655 million.

In the quarter, an increase of 2% in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment decreased 56% or Ps.40 million.

Income from differences in quoted prices of gold and foreign currency increased 166% or Ps.264 million QoQ mainly due to higher income the long position in foreign currency. On an annual basis a Ps.353 million increase was experienced.

Also in the quarter, other financial income was 77% or Ps.368 million lower compared to 1Q17 mainly due to lower interest on REPOs. On an annual basis, other financial income was 97% or Ps.55 million higher.

FINANCIAL INCOME	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Interest on cash and due from banks	0.4	0.4	0.1	0.8	0.1	-88%	-75%
Interest on loans to the financial sector	55.5	71.8	88.0	101.2	98.9	-2%	78%
Interest on overdrafts	652.9	670.7	650.5	650.4	621.4	-4%	-5%
Interest on documents	373.1	390.9	399.7	374.0	390.1	4%	5%
Interest on mortgages loans	184.5	183.8	176.6	179.0	186.6	4%	1%
Interest on pledges loans	89.7	84.2	86.3	97.7	111.2	14%	24%
Interest on credit cards loans	1,012.6	977.9	1,041.1	1,071.8	1,085.9	1%	7%
Interest on financial leases	23.9	21.9	20.6	20.1	22.2	10%	-7%
Interest on other loans	2,921.3	3,157.8	3,333.6	3,565.4	3,906.3	10%	34%
Net Income from government & private securities (1)	2,015.7	1,608.5	1,583.0	868.9	1,360.7	57%	-32%
Interest on other receivables from financial interm.	1.4	2.0	1.6	0.9	4.0	344%	186%
Income from Guaranteed Loans - Decree 1387/01	7.7	10.1	8.9	3.1	0.0	-100%	-100%
CER adjustment	64.7	76.6	57.7	28.6	32.2	13%	-50%
CVS adjustment	0.2	0.2	0.2	0.1	0.1	0%	-50%
Difference in quoted prices of gold and foreign currency	70.8	100.4	86.9	159.5	423.9	166%	499%
Other	56.2	55.7	37.8	478.9	110.9	-77%	97%
Total financial income	7,530.6	7,412.9	7,572.6	7,600.4	8,354.5	10%	11%

(1) Net Income from government & private securities
LEBACs	1,079.0	1,101.9	1,200.8	537.5	1,270.5	136%	18%
Other Govermnet & Private Securities	936.7	506.6	382.2	331.4	90.2	-73%	-90%
Total	2,015.7	1,608.5	1,583.0	868.9	1,360.7	57%	-32%

The Bank’s 2Q17 financial expense totaled Ps.3.1 billion, increasing 5% (Ps.150 million) compared to the previous quarter and decreasing 8% (Ps.266 million) compared to 2Q16.

In 2Q17, interest on deposits represented 69% of the Bank’s total financial expense, increasing Ps.9 million QoQ. This increase was mainly driven by a 2% increase in time deposits volume and a 30bp decrease in the average time deposit interest rate. On a yearly basis, interest on deposits decreased 21% or Ps.556 million.

Other financial expense was increased 4% or Ps.28 million QoQ and increased 23% or Ps.128 million YoY. This increase in other financial expense is mainly due to higher Provincial Taxes.

4

2Q17 Earnings Release

FINANCIAL EXPENSE	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	22.9	22.8	23.5	24.0	26.1	9%	14%
Interest on time deposits	2,676.6	2,700.7	2,452.8	2,109.8	2,117.0	0%	-21%
Interest on interfinancing received loans	0.1	0.7	1.2	1.4	2.1	50%	2000%
Interest on other financing from the finan. institu.	0.2	0.2	-0.5	0.0	0.5	0%	150%
Interest on subordinated bonds	51.3	55.1	117.2	105.2	106.9	2%	108%
Other Interest	1.4	1.1	0.8	0.7	0.7	0%	-50%
Interest on other liabilities from fin intermediation	34.9	36.3	38.9	16.2	122.3	655%	250%
CER adjustment	2.7	3.0	2.9	2.8	5.1	82%	89%
Contribution to Deposit Guarantee Fund	35.5	38.6	44.5	49.4	50.5	2%	42%
Other	550.1	582.2	649.2	650.5	678.5	4%	23%
Total financial expense	3,375.7	3,440.7	3,330.5	2,960.0	3,109.7	5%	-8%

As of 2Q17, the Bank’s accumulated net interest margin was 17.8%, lower than the 18.3% posted in 1Q17 and then the 18.8% posted in 2Q16. Had income from government and private securities and guaranteed loans been excluded, the Bank’s accumulated net interest margin would have been 16.9% in 2Q17, lower than the 17.5% posted in 1Q17 but higher than the 15.3% posted in 2Q16.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	2Q16		3Q16		4Q16		1Q17		2Q17
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	20,414.7	35.4%	22,933.0	25.4%	25,904.9	23.2%	14,625.4	22.9%	24,753.8	21.7%
Loans	65,811.0	32.9%	72,253.9	31.1%	80,012.5	29.2%	89,747.5	27.6%	98,881.9	26.2%
Private Sector	64,943.9	32.7%	71,261.2	30.8%	78,975.2	29.1%	88,893.2	27.5%	98,275.7	26.2%
Public Sector	867.1	49.3%	992.7	49.6%	1,037.3	35.2%	854.3	32.8%	606.2	28.5%
Financial trusts	497.8	35.9%	394.9	31.0%	393.5	35.3%	739.1	25.9%	697.7	25.4%
Other interest-earning assets	3,875.8	24.4%	3,535.9	19.0%	2,586.2	11.4%	9,578.4	19.4%	3,296.4	11.1%
Total interest-earning assets	90,599.3	33.1%	99,117.7	29.3%	108,897.1	27.3%	114,690.4	26.3%	127,629.8	24.9%

Non interest-earning assets	26,166.1		29,986.8		38,880.4		41,251.0		38,319.7
Total Average Assets	116,765.4		129,104.5		147,777.5		155,941.4		165,949.5

Interest-bearing liabilities
Checking accounts (*)	2,838.4	0.0%	2,783.8	0.0%	1,727.6	0.0%	1,051.7	0.0%	1,639.3	0.0%
Saving accounts (*)	14,940.7	0.6%	17,288.7	0.5%	20,217.1	0.5%	24,245.1	0.4%	26,043.1	0.4%
Time deposits (*)	45,867.7	23.5%	51,054.3	21.1%	54,751.6	17.8%	54,146.9	15.8%	54,977.2	15.5%
Corporate Bonds	3,645.3	9.2%	3,831.8	9.3%	7,561.5	8.0%	6,932.6	6.8%	9,100.5	9.9%
BCRA	3.7	8.2%	1.2	5.2%	0.2	0.0%	0.2	0.0%	0.2	0.0%
Other interest-bearing liabilities	298.5	26.7%	260.0	32.7%	543.3	15.2%	571.4	17.7%	560.9	13.8%
Total interest-bearing liabilities	67,594.3	16.7%	75,219.8	15.0%	84,801.3	12.4%	84,801.3	10.6%	92,321.2	10.4%

Non interest-bearing liabilities
Demand deposits (*)	23,781.8		26,586.1		30,224.8		33,339.6		33,383.3
Other non interest-bearing libilities & equity	25,389.3		27,298.6		32,751.4		35,653.9		40,245.0
Total non interest-bearing liab. & equity	49,171.1		53,884.7		62,976.2		68,993.5		73,628.3

Total Average Liabilities & Equity	116,765.4		129,104.5		147,777.5		155,941.4		165,949.5

Assets Performance		7,463.2		7,311.8		7,485.0		7,439.8		7,931.7
Liabilities Performance		2,804.3		2,836.1		2,652.4		2,278.3		2,390.8
Net Interest Income		4,658.9		4,475.7		4,832.6		5,161.5		5,540.9
Total interest-earning assets		90,599.3		99,117.7		108,897.1		114,690.4		127,629.8
Net Interest Margin (NIM)		20.7%		18.0%		17.7%		18.3%		17.4%

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 2Q17, Banco Macro’s net fee income totaled Ps.1.8 billion, 8% or Ps.133 million higher than 1Q17, and 41% or Ps.528 million higher than 2Q16.

In the quarter, fee income increased 7% or Ps.174 million. Fees charged on deposit accounts and credit related fees stand out, with a 6% and 73% increase respectively, which was offset by a 9% decrease in credit and debit card fees as a consequence of interchange rate reduction as of April 2017. On a yearly basis, fee income increased 38% or Ps.713 million, with fees charged on deposit accounts and credit and debit cards fees standing out (36% and 37% increase, respectively).

5

2Q17 Earnings Release

In the quarter, total fee expenses increased 6% or Ps.41 million, with higher charges paid to debit/credit card brands and higher other fee expenses. On a yearly basis, fee expenses increased 31% or Ps.185 million, with similar concepts standing out (40% and 77% respectively).

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Fee charges on deposit accounts	1,081.3	1,192.4	1,296.1	1,377.5	1,467.0	6%	36%
Debit and credit card fees	517.3	583.7	685.4	694.5	707.0	2%	37%
Other fees related to foreign trade	30.5	32.1	33.4	33.0	36.3	10%	19%
Credit-related fees	31.7	33.9	69.6	55.9	96.5	73%	204%
Lease of safe-deposit boxes	27.1	31.0	35.1	37.4	42.7	14%	58%
Other	174.9	187.0	188.3	203.0	226.0	11%	29%
Total fee income	1,862.8	2,060.1	2,307.9	2,401.3	2,575.5	7%	38%

Debit and Credit card expenses	287.8	343.3	380.8	364.7	402.7	10%	40%
Turnover tax and municipal assessments	101.5	109.0	119.2	137.7	151.6	10%	49%
Comission paid to lending agencies	75.9	56.2	47.3	34.7	0.0	-100%	-100%
Foreign trade comissions	2.2	3.0	5.0	4.2	4.2	0%	91%
Others	122.8	150.6	223.4	193.0	216.8	12%	77%
Total fee expense	590.2	662.1	775.7	734.3	775.3	6%	31%

Net fee income	1,272.6	1,398.0	1,532.2	1,667.0	1,800.2	8%	41%

In 2Q17 Banco Macro’s administrative expenses totaled Ps.3.0 billion, 3% or Ps.81 million higher than the previous quarter. Administrative expenses increased 25% or Ps.607 million YoY due to the increase in personnel expenses (mainly higher salaries) and other operating expenses.

Personnel expenses decreased 1% or Ps.12 million QoQ. Personnel expenses increased 23% or Ps.340 million YoY, due to the annual salary increase agreed with the Unions.

As of June 2017, the accumulated efficiency ratio reached 45%, compared to the 47% posted in 1Q17 and 46.3% posted in 2Q16. In 2Q17 Administrative expenses grew 3%, in line with the Bank’s focus of improving efficiency, while net financial income and net fee income grew 12%.

ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Personnel expenses	1,492.9	1,616.5	1,684.0	1,844.9	1,832.9	-1%	23%
Directors & statutory auditors´fees	84.3	80.1	82.5	86.7	98.6	14%	17%
Other professional fees	70.7	68.9	85.7	78.0	87.0	12%	23%
Advertising & publicity	35.3	39.4	75.0	43.5	38.3	-12%	8%
Taxes	137.3	132.1	149.9	162.5	178.4	10%	30%
Depreciation of equipment	49.5	52.6	56.6	59.0	60.2	2%	22%
Amortization of organization costs	48.5	51.3	54.0	60.1	64.1	7%	32%
Other operating expenses	332.2	362.6	386.4	399.5	417.3	4%	26%
Other	186.3	194.5	240.7	229.3	267.4	17%	44%
Total Administrative Expenses	2,437.0	2,598.0	2,814.8	2,963.5	3,044.2	3%	25%

Total Employees	8,768	8,626	8,617	8,675	8,702	0%	-1%
Branches	438	444	444	445	449	1%	3%
Efficiency ratio	44.9%	48.4%	48.7%	47.0%	43.2%

Accumulated efficiency ratio	46.3%	47.0%	47.5%	47.0%	45.0%

6

2Q17 Earnings Release

In 2Q17, the Bank’s net other income/losses totaled a Ps.189 million loss. This loss was mainly due to a Ps.160 million gain in Other Income (Ps.51 million from Recovered loans and reversed allowances, Ps.70 million Cash Dividend from VISA, Ps.24 million excess tax provision) and a Ps.348 million Other loss, mainly related to the Primary Follow On Equity Offering expenses (Ps.255 million), Class B Notes Offering expenses (Ps.28 million) and charges for other receivables and other allowances (Ps.65 million).

NET OTHER INCOME/LOSSES	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Other Income
Penalty interest	21.8	21.3	19.5	17.0	19.3	14%	-11%
Recovered loans and reversed allowances	55.0	49.2	85.5	88.2	139.3	58%	153%
Other	109.3	48.4	49.3	39.3	145.5	270%	33%
Total Other Income	186.1	118.9	154.3	144.5	304.1	110%	63%

Other Expense
Charges for other receivables uncollectibility and other allowances	39.4	51.4	79.7	69.6	134.8	94%	242%
Goodwill amortization	3.2	2.0	1.4	1.4	1.4	0%	-56%
Other Expense	43.3	48.2	125.9	74.3	356.9	380%	724%
Total Other Expense	85.9	101.6	207.0	145.3	493.1	239%	474%

Net Other Income/Losses	100.2	17.4	-52.7	-0.8	-189.0	23525%	-289%

In 2Q17, Banco Macro's effective income tax rate was 39.4%, compared to 40.5% in 1Q17.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.105.2 billion, increasing 12% or Ps.11.3 billion QoQ and 49% or Ps.34.5 billion YoY.

Within commercial loans, growth was driven by Documents and Others, which grew 15% and 30% QoQ, respectively. Banco Macro continued supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 2Q17, Ps.5.4 billion loans have been accounted under this program, plus a residual loan portfolio from the former “Productive Investment Program (LIP)” for Ps.2.4 billion, totaling together, Ps.7.8 billion. These lines of financing represented 7% of our financing to the private sector.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 12% and 5% QoQ, respectively.

As of 2Q17, Banco Macro´s market share over private sector loans was 8.3%, 50bp higher than in 2Q16.

7

2Q17 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Overdrafts	7,679.9	8,943.5	8,837.7	10,264.7	9,638.2	-6%	25%
Discounted documents	7,449.4	9,406.4	11,198.9	10,679.5	12,332.3	15%	66%
Mortgages loans	3,179.4	3,409.6	4,158.6	4,498.2	5,195.5	16%	63%
Pledges loans	1,767.3	1,819.6	2,285.1	2,471.5	3,263.4	32%	85%
Personal loans	25,761.3	27,251.4	29,784.8	33,365.0	37,342.5	12%	45%
Credit Card loans	16,052.9	16,305.5	18,851.6	19,526.1	20,590.9	5%	28%
Others	7,910.4	8,230.5	10,465.8	11,739.1	15,281.5	30%	93%
Total loan portfolio	69,800.6	75,366.5	85,582.5	92,544.1	103,644.3	12%	48%

Financial trusts	520.9	715.7	954.7	1,028.8	1,121.5	9%	115%
Leasing	393.0	369.0	369.1	376.9	478.9	27%	22%
Total financing to the private sector	70,714.5	76,451.2	86,906.3	93,949.8	105,244.7	12%	49%

Market share over loan portfolio	7.8%	8.0%	8.1%	8.3%	8.3%

Public Sector Assets

In 2Q17, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 1.9%, unchanged from the 1.9% posted in the previous quarter and lower than the 4.9% posted in 2Q16.

In 2Q17, a 115% increase in Government Securities (LEBACs and Others) position stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

LEBACs	12,220.5	20,259.3	15,964.3	11,406.9	24,544.4	115%	101%
Other	5,068.2	3,593.6	4,205.4	2,411.3	2,975.4	23%	-41%
Government securities	17,288.7	23,852.9	20,169.7	13,818.2	27,519.8	99%	59%
Guaranteed loans	586.4	662.2	717.6	0.0	0.0	0%	-100%
Provincial loans	384.1	346.6	814.9	480.0	497.3	4%	29%
Loans	970.5	1,008.8	1,532.5	480.0	497.3	4%	-49%
Purchase of government bonds	35.3	35.9	37.0	36.1	38.3	6%	8%
Other receivables	35.3	35.9	37.0	36.1	38.3	6%	8%

TOTAL PUBLIC SECTOR ASSETS	18,294.5	24,897.6	21,739.2	14,334.3	28,055.4	96%	53%

TOTAL PUBLIC SECTOR LIABILITIES	29.9	114.5	23.6	19.5	15.2	-22%	-49%

Net exposure	18,264.6	24,783.1	21,715.6	14,314.8	28,040.2	96%	54%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	6,074.0	4,638.3	5,774.9	2,927.4	3,511.0	20%	-42%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.9%	3.4%	3.7%	1.9%	1.9%

8

2Q17 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.123.7 billion in 2Q17, growing 7% or Ps.8.5 billion QoQ and 36% or Ps.32.7 billion YoY and representing 81% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 10% or Ps.10.7 billion, while public sector deposits decreased 17% or Ps.2.2 billion.

The increase in private sector deposits was led by sight deposits, which grew 18% or Ps.8.4 billion QoQ. In addition, time deposits increased 12% or Ps.5.9 billion QoQ.

As of 2Q17, Banco Macro´s market share over private sector deposits was 6.9%, 10bp higher than in 2Q16.

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Public sector	10,548.6	14,531.6	9,552.2	13,007.6	10,804.0	-17%	2%

Financial sector	44.4	42.0	55.8	50.9	57.4	13%	29%

Private sector	80,346.8	87,326.3	102,331.7	102,124.4	112,796.0	10%	40%
Checking accounts	16,796.4	17,777.6	17,686.2	18,559.7	19,951.1	7%	21%
Savings accounts	19,406.5	19,850.3	27,896.0	27,117.5	34,087.9	26%	71%
Time deposits	41,108.1	46,146.1	47,652.4	47,495.8	53,428.8	12%	18%
Other	3,035.8	3,552.3	9,097.1	8,951.4	5,328.2	-40%	203%
Total	90,939.8	101,899.9	111,939.7	115,182.9	123,657.4	7%	36%

Pesos	76,789.6	86,045.1	88,640.4	93,023.1	100,308.9	8%	31%
Foreign Currency	14,150.2	15,854.8	23,299.3	22,159.8	23,348.5	5%	65%

Market share over private deposits	6.8%	7.0%	6.8%	6.7%	6.9%

Other sources of funds

In 2Q17, the total amount of other sources of funds increased 57% or Ps.17.2 billion compared to 1Q17. In 2Q17 Shareholders’ Equity increased 50% or Ps. 12.0 billion as a result of the Primary Follow-On Equity Offering (74.000.000 Class B ordinary shares in the amount of US$ 666 million); the positive result posted in the quarter and was partially offset by the distribution of a Ps.701 million cash dividend. Non-Subordinated Corporate Bonds increased during 2Q17 due to the Class B Peso Linked Notes offering in the amount of US$ 300 million.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Central Bank of Argentina	10.6	7.1	8.4	8.4	10.4	24%	-2%
Banks and international institutions	42.6	38.6	129.9	133.0	347.1	161%	715%
Financing received from Argentine financial institutions	40.6	134.0	142.7	49.3	78.8	60%	94%
Subordinated corporate bonds	2,245.3	2,352.7	6,407.8	6,322.3	6,709.1	6%	199%
Non-subordinated corporate bonds	1,643.3	1,646.6	1,684.9	0.0	4,620.6	0%	181%
Shareholders´ equity	18,778.0	20,410.6	22,105.9	23,869.9	35,827.5	50%	91%
Total other source of funds	22,760.4	24,589.6	30,479.6	30,382.9	47,593.5	57%	109%

9

2Q17 Earnings Release

In 2Q17, Banco Macro’s average cost of funds totaled 7.3%. This was mainly due to the decrease in the liabilities interest rate, and to Banco Macro’s transactional deposits, which represent approximately 49% of its total deposit base as of 2Q17. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q17, the Bank’s liquid assets amounted to Ps.65.8 billion, showing a 28% or Ps.14.3 billion increase QoQ due to the Primary Follow-On Equity Offering, and a 76% or Ps.28.5 billion increase on a yearly basis.

In 2Q17, Banco Macro experienced an increase in Cash of Ps.7.5 billion, and an increase in LEBACs own portfolio of Ps.13.0 billion. This increase in LEBACs position was partially offset by a Ps. 6.4 billion decrease in REPOs.

In 2Q17 Banco Macro’s liquid assets to total deposits ratio reached 53.2%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Cash	18,457.0	22,353.1	36,089.2	29,014.7	36,477.2	26%	98%
Guarantees for compensating chambers	1,934.1	2,031.1	2,094.0	2,101.6	2,174.3	3%	12%
Call	265.0	548.0	5.0	115.0	235.0	104%	-11%
Reverse repos from other securities	16.2	-	-	0.8	38.6	4725%	138%
Reverse repos from LEBAC/NOBAC	4,260.5	577.3	19.4	8,609.4	2,242.7	-74%	-47%
LEBAC / NOBAC own portfolio	12,337.2	20,050.4	15,125.9	11,632.3	24,593.8	111%	99%
Total	37,270.0	45,559.9	53,333.5	51,473.8	65,761.6	28%	76%

Liquid assets to total deposits	41.0%	44.7%	47.6%	44.7%	53.2%

Solvency

Banco Macro continued showing high solvency levels in 2Q17 with an integrated capital (RPC) of Ps.41.8 billion over a total capital requirement of Ps.13.0 billion. Banco Macro´s excess capital in 2Q17 was 222% or Ps.28.8 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 26.3% in 2Q17.

Both the excess capital and the capitalization ratio were affected by the Primary Follow-On Equity Offering of 74.000.000 Class B ordinary Shares (increase of Ps.10.7 billion in TIER 1) conducted in June 2017. Had the Equity Offering not been conducted the capitalization ratio (as a percentage of risk-weighted assets- RWA) would have been 21.8%.

The Bank´s aim is to make the best use of this excess capital.

10

2Q17 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Credit risk requirement	6,662.7	6,986.9	7,634.6	7,945.2	9,410.4	18%	41%
Market risk requirement	477.6	253.9	267.2	115.6	863.4	647%	81%
Operational risk requirement	2,027.2	2,203.7	2,368.0	2,503.9	2,715.0	8%	34%
Total capital requirements	9,167.5	9,444.6	10,269.8	10,564.8	12,988.8	23%	42%

Ordinary Capital Level 1 (COn1)	17,796.9	19,571.0	21,258.3	23,047.6	34,887.9	51%	96%
Deductible concepts Level 1 (COn1)	-600.7	-638.6	-684.3	-791.9	-819.5	3%	36%
Aditional Capital Level 1 (CAn1)	275.1	275.1	0.0	12.8	14.6	14%	-95%
Capital Level 2 (COn2)	709.7	765.1	7,217.9	7,113.5	7,715.5	8%	987%
Integrated capital - RPC (i)	18,181.0	19,972.5	27,791.9	29,381.9	41,798.4	42%	130%

Excess capital	9,013.5	10,528.0	17,522.1	18,817.1	28,809.6	53%	220%

Risk-weighted assets - RWA (ii)	112,168.3	115,513.4	125,593.1	129,167.1	158,934.5	23%	42%

Regulatory Capital ratio [(i)/(ii)]	16.2%	17.3%	22.1%	22.7%	26.3%

Ratio TIER 1 [Capital Level 1/RWA]	15.6%	16.6%	16.4%	17.2%	21.4%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 2Q17, Banco Macro’s non-performing to total financing ratio reached a level of 1.27%, lower than the 1.35% posted in 1Q17, and lower than the 1.52% posted in 2Q16.

Commercial portfolio non-performing loans decreased 22bp, from 0.87% in 1Q17 to 0.65% in 2Q17, meanwhile consumer portfolio non-performing loans were unchanged, at 1.65% in 2Q17 (1.64% in 1Q17).

The coverage ratio reached 168.08% in 2Q17.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Commercial portfolio	27,614.4	30,075.3	34,989.5	36,653.4	41,052.2	12%	49%
Non-performing	397.1	360.3	194.9	320.1	265.4	-17%	-33%
Consumer portfolio	48,165.3	50,485.1	56,613.1	61,045.6	68,524.1	12%	42%
Non-performing	754.0	817.8	853.6	1,003.0	1,130.4	13%	50%
Total portfolio	75,779.7	80,560.4	91,602.6	97,699.0	109,576.3	12%	45%
Non-performing	1,151.1	1,178.1	1,048.5	1,323.1	1,395.8	5%	21%
Total non-performing/ Total portfolio	1.52%	1.46%	1.14%	1.35%	1.27%

Total allowances	1,732.5	1,827.8	1,850.7	2,063.3	2,346.1	14%	35%
Coverage ratio w/allowances	150.51%	155.15%	176.51%	155.94%	168.08%

11

2Q17 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

CER adjustable ASSETS
Guaranteed loans	586.4	662.2	717.5	0.0	0.0	0%	0%
Private sector loans	0.8	1.1	3.3	12.5	41.7	234%	5113%
Other loans	0.5	0.7	0.2	0.2	1.7	750%	240%
Total CER adjustable assets	587.7	664.0	721.0	12.7	43.4	242%	-93%

CER adjustable LIABILITIES
Deposits (*)	0.9	35.7	48.7	38.4	77.3	101%	8489%
Other liabilities from financial intermediation	29.6	27.2	23.4	19.3	15.1	-22%	-49%
Total CER adjustable liabilities	30.5	62.9	72.1	57.7	92.4	60%	203%

NET CER EXPOSURE	557.2	601.1	648.9	-45.0	-49.0	9%	-109%

(*) Includes Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Cash	9,955.9	9,254.3	21,394.9	16,141.8	21,575.2	34%	117%
Government and private securities	3,515.3	3,269.3	1,636.4	1,602.8	1,976.5	23%	-44%
Loans	4,843.6	7,367.4	10,088.3	11,390.1	16,555.9	45%	242%
Other receivables from financial intermediation	759.4	833.4	524.1	476.1	1,061.9	123%	40%
Other assets	266.6	300.4	346.1	429.9	534.0	24%	100%
Total Assets	19,340.8	21,024.8	33,989.8	30,040.7	41,703.5	39%	116%
Deposits	14,150.2	15,854.8	23,299.4	22,159.9	23,348.6	5%	65%
Other liabilities from financial intermediation	1,108.8	844.7	1,142.5	1,205.3	2,360.3	96%	113%
Non-subordinated corporate bonds	1,643.2	1,646.5	1,684.9	0.0	0.0	0%	-100%
Subordinated corporate bonds	2,245.3	2,352.7	6,407.8	6,322.3	6,709.1	6%	199%
Other liabilities	24.6	3.3	1.8	2.2	5.9	168%	-76%
Total Liabilities	19,172.1	20,702.0	32,536.4	29,689.7	32,423.9	9%	69%

NET FX POSITION	168.7	322.8	1,453.4	351.0	9,279.6	2544%	5401%

12

2Q17 Earnings Release

Relevant and Recent Events

•	Dividends. During June 2017 pursuant to the resolution adopted by the General and Special Shareholders' Meeting held on April 28th 2017, the BCRA authorization from May 29th 2017 and the resolution adopted by the Board of Directors at the meeting held on May 30th, 2017 the Bank paid a Cash Dividend of Ps.701,475,633.60 (Ps.1.20 per share) which represented 120% of the outstanding corporate capital of 584,563,028 (pre Equity Offering)

•	Primary Follow-On Equity Offering. Corporate Capital Increase.

o	74,000,000 Class B Common Shares. On June 12, 2017 Banco Macro conducted a Primary Follow-On Equity Offering in the amount of nominal value Ps.74,000,000 through the issuance of 74,000,000 new Class B book-entry common shares, entitled to 1 vote per share and of par value Ps.1 each. Such capital increase represented an increment of approximately 12.66% of the capital stock that grew from the nominal value of Ps.584,563,028 to Ps. 658,563,028.

o	Full Exercise of Underwriters’ Oversubscription Option. The International Underwriters exercised their option to purchase additional 10,689,980 Class B common shares, and local shareholders exercised their preemptive rights in the amount of 410,013 shares, resulting in a total number of 11,099,993 Class B Common Shares to be issued. This additional shares were subscribed on July 13, 2017 after this increase the capital stock grew from the nominal value of Ps.658,563,028 to Ps.669,663,021.

•	Credit Line for Productive Financing and Financial Inclusion 2017. In 1H17 the Bank successfully fulfilled the quota established under “Credit Line for Productive Financing and Financial Inclusion” for the first semester of 2017.

Regulatory Changes

•	Credit Line for Productive Financing and Financial Inclusion SH17. In June 2017, through Communication “A” 6259 the Central Bank of Argentina (BCRA) established new guidelines for the second semester of 2017. Financial entities must reach a quota for this type of financing equivalent to 18% of the non-financial private sector peso deposits, between 07.01.2017 and 12.31.2017. The calculation must be done, based on the 05.2017 monthly average daily balances.

•	International Financial Reporting Standards (IFRS) As of June 30, 2017 according to IFRS the adjustment to Banco Macro’s equity would be Ps.3.9 billion totaling Ps.39.7 billion, 11% higher than the Ps.35.8 billion reported under BCRA’s rules.

•	Minimum Cash Requirements. In July 2017, through Communication “A” 6288 the Central Bank of Argentina (BCRA) established that minimum cash requirements derived from government securities time deposits should be integrated in pesos or in local government securities included in the volatility list published by the Central Bank of Argentina, providing that the security is denominated in the same currency. In the case of U$S denominated securities or government securities in foreign currency the minimum cash requirements should be integrated in the same currency as the underlying security.

13

2Q17 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

ASSETS	127,981.1	136,780.4	154,999.0	166,992.3	187,767.9	12%	47%
Cash	18,457.0	22,353.1	36,089.2	29,014.7	36,477.2	26%	98%
Government and Private Securities	25,149.0	27,230.8	19,846.3	23,777.6	31,363.9	32%	25%
-LEBAC/NOBAC	16,597.7	20,627.7	15,145.3	20,241.7	26,836.5	33%	62%
-Other	8,551.3	6,603.1	4,701.0	3,535.9	4,527.4	28%	-47%
Loans	70,918.6	76,870.5	87,973.0	94,083.3	105,369.4	12%	49%
to the non-financial government sector	970.5	1,008.8	1,532.5	480.0	497.3	4%	-49%
to the financial sector	864.7	1,317.5	1,730.6	1,890.1	2,251.8	19%	160%
to the non-financial private sector and foreign residents	70,790.2	76,347.0	86,540.4	93,757.3	104,970.2	12%	48%
-Overdrafts	7,679.9	8,943.5	8,837.7	10,264.7	9,638.2	-6%	25%
-Documents	7,449.4	9,406.4	11,198.9	10,679.5	12,332.3	15%	66%
-Mortgage loans	3,179.4	3,409.6	4,158.6	4,498.2	5,195.5	16%	63%
-Pledge loans	1,767.3	1,819.6	2,285.1	2,471.5	3,263.4	32%	85%
-Personal loans	25,761.3	27,251.4	29,784.8	33,365.0	37,342.5	12%	45%
-Credit cards	16,052.9	16,305.5	18,851.6	19,526.1	20,590.5	5%	28%
-Other	7,910.4	8,230.5	10,465.8	11,739.1	15,281.5	30%	93%
-Accrued interest, adjustments, price differences receivables and unearned discount	989.6	980.5	957.9	1,213.2	1,325.9	9%	34%
Allowances	-1,706.8	-1,802.8	-1,830.5	-2,044.1	-2,322.9	14%	36%
Other receivables from financial intermediation	8,342.8	4,899.6	5,313.6	13,716.9	7,784.2	-43%	-7%
Receivables from financial leases	396.4	369.7	370.2	378.1	479.8	27%	21%
Investments in other companies	11.1	11.2	11.4	9.3	32.6	251%	194%
Other receivables	1,136.5	1,212.2	1,277.1	1,530.8	1,567.9	2%	38%
Other assets	3,569.7	3,833.3	4,118.2	4,481.6	4,665.9	4%	31%
LIABILITIES	109,203.1	116,369.8	132,893.1	143,122.4	151,940.4	6%	39%
Deposits	90,939.8	101,899.9	111,939.7	115,182.9	123,657.4	7%	36%
From the non-financial government sector	10,548.6	14,531.6	9,552.2	13,007.6	10,804.0	-17%	2%
From the financial sector	44.4	42.0	55.8	50.9	57.4	13%	29%
From the non-financial private sector and foreign residents	80,346.8	87,326.3	102,331.7	102,124.4	112,796.0	10%	40%
-Checking accounts	16,796.4	17,777.6	17,686.2	18,559.7	19,951.1	7%	19%
-Savings accounts	19,406.5	19,850.3	27,896.0	27,117.5	34,087.9	26%	76%
-Time deposits	41,108.1	46,146.1	47,652.4	47,495.8	53,428.8	12%	30%
-Other	3,035.8	3,552.3	9,097.1	8,951.4	5,328.2	-40%	76%
Other liabilities from financial intermediation	12,540.1	8,695.7	10,528.5	17,219.2	17,433.7	1%	39%
Subordinated corporate bonds	2,245.3	2,352.7	6,407.8	6,322.3	6,709.1	6%	199%
Other liabilities	3,477.9	3,421.5	4,017.1	4,398.0	4,140.2	-6%	19%
SHAREHOLDERS' EQUITY	18,778.0	20,410.6	22,105.9	23,869.9	35,827.5	50%	91%

LIABILITIES + SHAREHOLDERS' EQUITY	127,981.1	136,780.4	154,999.0	166,992.3	187,767.9	12%	47%

14

2Q17 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	2Q16	3Q16	4Q16	1Q17	2Q17	QoQ	YoY

Financial income	7,530.6	7,412.9	7,572.6	7,600.4	8,354.5	10%	11%
Interest on cash and due from banks	0.4	0.4	0.1	0.8	0.1	-88%	-75%
Interest on loans to the financial sector	55.5	71.8	88.0	101.2	98.9	-2%	78%
Interest on overdrafts	652.9	670.7	650.5	650.4	621.4	-4%	-5%
Interest on documents	373.1	390.9	399.7	374.0	390.1	4%	5%
Interest on mortgage loans	184.5	183.8	176.6	179.0	186.6	4%	1%
Interest on pledge loans	89.7	84.2	86.3	97.7	111.2	14%	24%
Interest on credit card loans	1,012.6	977.9	1,041.1	1,071.8	1,085.9	1%	7%
Interest on financial leases	23.9	21.9	20.6	20.1	22.2	10%	-7%
Interest on other loans	2,921.3	3,157.8	3,333.6	3,565.4	3,906.3	10%	34%
Income from government & private securities, net	2,015.7	1,608.5	1,583.0	868.9	1,360.7	57%	-32%
Interest on other receivables from fin. intermediation	1.4	2.0	1.6	0.9	4.0	344%	186%
Income from Guaranteed Loans - Decree 1387/01	7.7	10.1	8.9	3.1	0.0	-100%	-100%
CER adjustment	64.7	76.6	57.7	28.6	32.2	13%	-50%
CVS adjustment	0.2	0.2	0.2	0.1	0.1	0%	-50%
Difference in quoted prices of gold and foreign currency	70.8	100.4	86.9	159.5	423.9	166%	499%
Other	56.2	55.7	37.8	478.9	110.9	-77%	97%
Financial expense	-3,375.7	-3,440.7	-3,330.5	-2,960.0	-3,109.7	5%	-8%
Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	-22.9	-22.8	-23.5	-24.0	-26.1	9%	14%
Interest on time deposits	-2,676.6	-2,700.7	-2,452.8	-2,109.8	-2,117.0	0%	-21%
Interest on interfinancing received loans	-0.1	-0.7	-1.2	-1.4	-2.1	50%	2000%
Interest on other financing from the financial institutions	-0.2	-0.2	0.5	0.0	-0.5	0%	150%
Interest on subordinated bonds	-51.3	-55.1	-117.2	-105.2	-106.9	2%	108%
Other Interest	-1.4	-1.1	-0.8	-0.7	-0.7	0%	-50%
Interests on other liabilities from fin. intermediation	-34.9	-36.3	-38.9	-16.2	-122.3	655%	250%
CER adjustment	-2.7	-3.0	-2.9	-2.8	-5.1	82%	89%
Contribution to Deposit Guarantee Fund	-35.5	-38.6	-44.5	-49.4	-50.5	2%	42%
Other	-550.1	-582.2	-649.2	-650.5	-678.5	4%	23%
Net financial income	4,154.9	3,972.2	4,242.1	4,640.4	5,244.8	13%	26%
Provision for loan losses	-298.5	-242.4	-354.0	-361.4	-469.0	30%	57%

Fee income	1,862.8	2,060.1	2,307.9	2,401.3	2,575.5	7%	38%
Fee expense	-590.2	-662.1	-775.7	-734.3	-775.3	6%	31%
Net fee income	1,272.6	1,398.0	1,532.2	1,667.0	1,800.2	8%	41%

Administrative expenses	-2,437.0	-2,598.0	-2,814.8	-2,963.5	-3,044.2	3%	25%
Minority interest in subsidiaries	-14.7	-12.6	-16.7	-15.8	-19.1	21%	30%
Net other income	100.2	17.4	-52.7	-0.8	-189.0	23525%	-289%
Earnings before income tax	2,777.5	2,534.6	2,536.1	2,965.9	3,323.7	12%	20%
Income tax	-972.2	-902.0	-840.8	-1,201.9	-1,308.4	9%	35%

Net income	1,805.3	1,632.6	1,695.3	1,764.0	2,015.3	14%	12%

15

2Q17 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	2Q16	3Q16	4Q16	1Q17	2Q17
Profitability & performance
Net interest margin (1)	20.7%	18.0%	17.7%	18.3%	17.4%
Net interest margin adjusted (2)	15.3%	15.0%	15.6%	17.5%	16.3%
Net fee income ratio	23.4%	26.0%	26.5%	26.4%	25.6%
Efficiency ratio	44.9%	48.4%	48.7%	47.0%	43.2%
Net fee income as a percentage of adm expenses	52.2%	53.8%	54.4%	56.2%	59.1%
Return on average assets	6.2%	5.0%	4.6%	4.6%	4.9%
Return on average equity	39.8%	32.6%	31.2%	30.5%	30.8%
Liquidity
Loans as a percentage of total deposits	79.9%	77.2%	80.2%	83.5%	87.1%
Liquid assets as a percentage of total deposits	41.0%	44.7%	47.6%	44.7%	53.2%
Capital
Total equity as a percentage of total assets	14.7%	14.9%	14.3%	14.3%	19.1%
Regulatory capital as % of APR	16.2%	17.3%	22.1%	22.7%	26.3%
Asset Quality
Allowances over total loans	2.4%	2.3%	2.0%	2.1%	2.2%
Non-performing financing as a percentage of total financing	1.5%	1.5%	1.1%	1.4%	1.3%
Coverage ratio w/allowances	150.5%	155.1%	176.5%	155.9%	168.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS
	2Q16	3Q16	4Q16	1Q17	2Q17
Profitability & performance
Net interest margin (1)	18.8%	18.5%	18.2%	18.3%	17.8%
Net interest margin adjusted (2)	15.3%	15.2%	15.3%	17.5%	16.9%
Net fee income ratio	24.7%	25.2%	25.5%	26.4%	26.0%
Efficiency ratio	46.3%	47.0%	47.5%	47.0%	45.0%
Net fee income as a percentage of adm expenses	53.4%	53.6%	53.8%	56.2%	57.7%
Return on average assets	5.7%	5.4%	5.2%	4.6%	4.7%
Return on average equity	36.7%	35.2%	34.1%	30.5%	30.7%
Liquidity
Loans as a percentage of total deposits	79.9%	77.2%	80.2%	83.5%	87.1%
Liquid assets as a percentage of total deposits	41.0%	44.7%	47.6%	44.7%	53.2%
Capital
Total equity as a percentage of total assets	14.7%	14.9%	14.3%	14.3%	19.1%
Regulatory capital as % of APR	16.2%	17.3%	22.1%	22.7%	26.3%
Asset Quality
Allowances over total loans	2.4%	2.3%	2.0%	2.1%	2.2%
Non-performing financing as a percentage of total financing	1.5%	1.5%	1.1%	1.4%	1.3%
Coverage ratio w/allowances	150.5%	155.1%	176.5%	155.9%	168.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 9, 2017

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance manager